Exhibit (a)(1)(F)

Contact:

Brian Luque

Director, Investor Relations

(617) 863-5535

bluque@invivotherapeutics.com

InVivo Therapeutics Announces Warrant Exchange Offer

with Intent to Up-List to a National Securities Exchange

CAMBRIDGE, Mass. (April 8, 2013) – InVivo Therapeutics Holdings Corp. (NVIV), a developer of groundbreaking technologies for the treatment of spinal cord injuries (SCI) and other neurotrauma conditions, today announced that it has commenced an offer to exchange outstanding warrants issued in 2010 to purchase approximately 15.0 million common shares (“2010 warrants”) for new warrants. The 2010 warrants have exercise prices of $1.40 and $1.00 per share and expire in 2015. One of the primary reasons for the offering is to facilitate the Company’s plans to uplist its stock to a national securities exchange such as NASDAQ or NYSE MKT.

InVivo is offering new warrants with modified terms that extend the warrant expiration date for an additional two years in exchange for elimination of a provision in the 2010 warrants that provides anti-dilution protection if shares are sold at prices below the warrant exercise prices. The exchange offer will expire at 11:59 p.m. on May 6, 2013, unless extended.

The purpose of the exchange offer is to remove the weighted average anti-dilution provisions from the 2010 warrants so InVivo’s financial statements more closely reflect its operating results and financial condition and to facilitate a listing of the Company’s common stock on a national securities exchange. Under generally accepted accounting principles, the anti-dilution provisions require the 2010 warrants to be valued and classified as a warrant liability on the balance sheet, resulting in negative stockholders’ equity. In addition, InVivo is required to revalue the 2010 warrants quarterly and has recorded significant non-cash derivative losses and gains which are not reflective of its actual operating performance. Both the NYSE MKT and NASDAQ require as part of their initial listing standards that a company have a minimum of $4 million of stockholders’ equity, which InVivo would have exceeded at December 31, 2012 if the anti-dilution clause was removed from all 2010 warrants and the $14.6 million warrant liability was reclassified to stockholders’ equity.

“We believe that the warrant exchange offer is mutually beneficial for the 2010 warrant holders, InVivo and our shareholders”, said Frank Reynolds, InVivo’s Chief Executive Officer. “For the warrant holders, the two year extension represents a significant increase in the value of the warrant while the anti-dilution clause being relinquished is unlikely to come into play as InVivo has raised $23.0 million at over $2.00 per share, and the Company’s current $185 million market capitalization is significantly higher since becoming a public company in 2010. For InVivo and our shareholders, the warrant exchange would remove a key impediment to the up-listing of our stock to the NYSE MKT or NASDAQ, which we will believe would increase liquidity and unlock additional value inherent in our company.”

Additional information concerning the offer to exchange is available via a webcast posted on InVivo’s website, www.invivotherapeutics.com.

Important Notice

This press release is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the company’s warrants. The offer to exchange will be made only pursuant to the Offer to Exchange, the related election to participate and other materials that are being mailed shortly to holders of warrants eligible to be exchanged in the offer and have been filed with the SEC. Holders of warrants eligible to be exchanged in the offer should read those materials and the documents incorporated therein by reference carefully because they will contain important information, including the various terms of, and conditions to, the exchange offer. The company has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes the Offer to Exchange, the related election to participate and other materials, and is available at no charge at the Securities and Exchange Commission’s website at www.sec.gov, or from the company by calling (617) 863-5599. Holders of warrants eligible to be exchanged in the offer are urged to read those materials carefully prior to making any decisions with respect to the exchange offer.

About InVivo Therapeutics

InVivo Therapeutics Holdings Corp. is focused on utilizing polymers as a platform technology to develop treatments to improve function in individuals paralyzed as a result of traumatic spinal cord injury. The Company was founded in 2005 on the basis of proprietary technology co-invented by Robert Langer, ScD, Professor at Massachusetts Institute of Technology, and Joseph P. Vacanti, MD, who is affiliated with Massachusetts General Hospital. In 2011, data from a Company study was published in the Journal of Neuroscience Methods and won the prestigious Apple Award from the American Spinal Injury Association recognizing excellence in SCI research. The publicly traded company is headquartered in Cambridge, MA. For more details, visit www.invivotherapeutics.com

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of the federal securities laws. These statements include statements regarding the expected benefits of the warrant exchange offer, the possible up-listing of the Company’s common stock and the expected impact of the warrant exchange offer on the Company’s results. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. Factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risks and uncertainties relating to the Company’s ability to complete the exchange offer, the number of warrants the Company is able to exchange in the offer, and the ability to achieve the benefits contemplated by the exchange offer, as well as other factors identified and described in more detail in our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and our current reports on Form 8-K. We do not undertake to update any forward-looking statements made by us.